Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation
NextWave Wireless LLC	Delaware

NextWave Broadband Inc.	Delaware

NW Spectrum Co.	Delaware

NextWave Metropolitan, Inc.	Delaware

AWS Wireless Inc.	Delaware

WCS Wireless License Subsidiary, LLC	Delaware

Inquam Norway AS	Norway

Inquam Broadband GmbH	Germany

4253311 Canada, Inc.	Ontario, Canada

4399773 Canada, Inc.	Ontario, Canada

WiMAX Telecom AG	Switzerland